Rule 424(b)(3)
                                                                       333-54334

                              [LOGO OF TELEHUBLINK]

                             TELEHUBLINK CORPORATION


                       Supplement dated April 27, 2001 to
   Prospectus dated March 8, 2001, as previously supplemented March 14, 2001

         On April 26, 2001, TeleHubLink announced that it has read certain newspaper articles that indicate that the Attorney General of New York has filed suit against its Canadian operations for selling benefit packages. The company has not received any copy of the lawsuit. The company believes that the sale of benefits packages by its Canadian operation complies with the law and the company vigorously denies that it has done anything wrong in its business operations. The company strongly denies any insinuation that the benefits packages are not advantageous to anyone who uses discounts or needs to understand credit-reporting activities. The company provides a money-back guarantee to any unsatisfied customer.

         In addition, the company's independent public accountants have included an explanatory paragraph in their report on the company's financial statements filed as part of the company's annual report on Form 10-KSB for the fiscal year ended January 27, 2001 stating that certain factors raise substantial doubt about the company's ability to continue as a going concern. Management continues to seek additional capital financing to fund its ongoing operations. Management estimates that the company's current cash position is adequate to meet its obligations through May 2001. The company's continuation as a going concern is dependent upon its ability to obtain additional financing to meet its current obligations and commitments.